UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On October 12, 2021, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Completes Enrollment of Vilobelimab Phase III Study in Severe COVID-19.”

The Company announced today the completion of enrollment of the Phase III part of the Phase II/III vilobelimab study in severe COVID-19 patients. The randomized, double-blind and placebo-controlled Phase III part of the Phase II/III study enrolled 369 mechanically ventilated patients with COVID-19 across sites in the EU, South America and other regions. Patients were randomized 1:1 to receive either vilobelimab or placebo; all patients received standard of care. The primary endpoint is 28-day all-cause mortality; key secondary endpoints include assessment of organ support and disease improvement. Treatment is still ongoing and topline results are expected to be available in Q1 2022.

The Phase II part of the study evaluated vilobelimab treatment plus best supportive care compared to best supportive care alone for up to 28 days. The Phase II part was randomized, open label and enrolled a total of 30 patients. The 28-day all-cause mortality rate was 13% (n = 2 of 15) in the vilobelimab treatment arm compared to 27% (n = 4 of 15) in the best supportive care arm. All deaths in the best supportive care arm occurred due to COVID-19-induced multi-organ failure. In the vilobelimab treatment arm, fewer patients experienced renal impairment assessed by estimated glomerular filtration rates compared to best supportive care alone, and more patients showed reversal of blood lymphocytopenia and a greater lowering of lactate dehydrogenase concentrations, a sign of reduction in tissue damage. A temporary, but statistically significant, increase in D-dimer levels in the first days following vilobelimab administration was noted, a potential signal for induction of blood clot lysis. No statistically significant group differences in the primary endpoint of relative change (%) from baseline to day 5 in oxygenation index (defined as PaO2/FiO2 ratio) were detected.

A copy of the press release is attached hereto as Exhibit 99.1 and is being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: October 12, 2021	By:	/s/ Niels Riedemann
Name:	Niels Riedemann
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated October 12, 2021

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